Exhibit 99.1

Indonesia Energy Commences Drilling of WK-5 Well at Kruh Block

Significantly Deeper Well Will Test Additional Oil and Potential Natural Gas-Bearing Formations Identified Through 3-D Seismic Program

JAKARTA, INDONESIA AND DANVILLE, CA, Monday, October 26, 2026 – Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced that drilling operations commenced on October 21, 2026, at its WK-5 well, marking another important milestone in IEC’’s ongoing development program at the Kruh Block in Sumatra, Indonesia.

WK-5 is planned to reach a total depth of approximately 5,200 feet, significantly deeper than the recently completed K-29 well, which was drilled to approximately 3,400 feet. The deeper drilling program is designed to evaluate additional formations identified through IEC’s previous extensive 3-D seismic program, including a potentially natural gas-bearing formation. Both wells are located within IEC’s approximately 63,000-acre Kruh Block.

A video featuring oil production from K-29 and a recent visit by IEC’s delegation to the WK-5 wellsite can be viewed at the following link:

https://www.youtube.com/watch?v=uW2igiI9p4U

Frank Ingriselli, President of IEC, commented: “We are pleased to have commenced drilling WK-5 on schedule, following my visit to the Kruh Block earlier this month. This well represents an exciting opportunity for IEC as we drill significantly deeper than K-29 to evaluate additional formations identified by our previously announced 3-D seismic program. We believe these formations offer meaningful potential to expand the resource base and create long-term value for our shareholders.

“If successful, production from WK-5 would complement our ongoing production from K-29 and our other producing wells, with oil production sold to Pertamina, Indonesia’s state-owned oil and gas company. We are also working to secure the necessary Indonesian government approval to publicly disclose individual well production rates and look forward to providing additional information once the required approvals are obtained.

“The successful commencement of WK-5 drilling, together with the recent initiation of oil production from K-29, demonstrates our team’s continued progress in executing our Kruh Block development strategy. We remain focused on increasing production, evaluating new opportunities, and unlocking the long-term potential of our assets in Indonesia,” concluded Mr. Ingriselli.

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (195,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release, the YouTube videos described herein and related statements of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, the words “explore,” “could,” “estimates,” “seek,” “believes,” “hopes,” “understand,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” “aim,” “goal,” “may” and similar conditional expressions related to the future are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release, other than those of historical fact, about an action, event or development, are forward-looking statements. In this press release, forward-looking statements include, without limitation those related to the timing for, and results of, 2026 and other drilling activities at IEC’s Kruh Block as well as the price of oil, which changes daily and could lower over time. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of significant risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of IEC’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed on April 29, 2026, and other filings with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov and IEC’s website at https://ir.indo-energy.com/sec-filings/. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited

Frank.Ingriselli@Indo-Energy.com